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Direct Dial Number		E-mail Address
(202) 636-5580		Neesa.sood@stblaw.com
September 8, 2025
Via EDGAR
Aisha Adegbuyi
Susan Block
Ben Phippen
Cara Lubit
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carlyle Private Equity Partners Fund, L.P.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 6, 2025
File No. 000-56746
Ladies and Gentlemen:
On behalf of Carlyle Private Equity Partners Fund, L.P. (the “Fund”), we are providing a response to the written comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance on September 3, 2025 with respect to the Fund’s prior response letter sent to the SEC on August 6, 2025 and the above-referenced registration statement on Form 10, filed with the SEC on May 2, 2025, as amended on June 27, 2025 and August 6, 2025 (the “Registration Statement”). The Fund’s response to the Staff’s comment is set out immediately under the reproduced comment.
Item 1. Business
Redemption Program, Page 14
1.    We have reviewed your response to prior comment 6. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.

Securities and Exchange Commission	September 8, 2025
Response: The Fund acknowledges the Staff’s comment.
***
Please feel free to contact me (202-636-5580 or neesa.sood@stblaw.com) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Neesa Patel Sood
Neesa Patel Sood

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Jordan Cross, Simpson Thacher & Bartlett LLP
William Golden, Simpson Thacher & Bartlett LLP
Anat Holtzman, Simpson Thacher & Bartlett LLP
David Lobe, The Carlyle Group Inc.